Exhibit 99.1

AutoNavi Enters into Definitive Agreement to be Acquired by Alibaba Group

BEIJING, April 11, 2014 — AutoNavi Holdings Limited (Nasdaq: AMAP) (“AutoNavi” or the “Company”), a leading provider of digital map content and navigation and location-based solutions in China, today announced that it entered into a definitive merger agreement to be acquired by an affiliate of Alibaba Group Holding Limited (“Alibaba”), a global e-commerce leader and the largest e-commerce company in China.

Pursuant to the merger agreement, upon completion of the acquisition, the shareholders of the Company will receive US$5.25 in cash per ordinary share (a “Share”) or US$21.00 in cash per American depositary share (an “ADS”) of the Company. The price represents a premium of 27.0% over the Company’s closing price of US$16.54 per ADS on February 7, 2014, the last trading day prior to February 10, 2014, the date that the Company announced it had received a “going private” proposal from Alibaba, and a premium of 38.5% and 39.8% to the volume-weighted average price of the Company’s ADSs during the 30 and 60 trading days prior to February 10, 2014, respectively. The transaction, which currently is expected to close in the third quarter of 2014, values AutoNavi’s equity at approximately US$1.5 billion on an as converted and fully diluted basis.

AutoNavi’s board of directors (the “Board”), acting on the unanimous recommendation of an independent committee of the Board (the “Independent Committee”), which was assisted by its independent financial advisor and legal counsel, approved the merger agreement and the transaction and recommends that the Company’s shareholders vote to authorize and approve the merger agreement and the transaction.

“We believe that this transaction maximizes value for AutoNavi’s shareholders,” said Mr. Congwu Cheng, the Company’s chairman and chief executive officer. “We also believe that Alibaba is a great home for our employees and customers and that Alibaba will be able to provide us with great resources and strategic benefits to increase adoption of our location-based services in the China mobile Internet ecosystem.”

“We are excited to work with the talented team at AutoNavi to further integrate mobile commerce into the lives of our consumers,” said Jonathan Lu, Chief Executive Officer of Alibaba. “As a result of this transaction, we believe AutoNavi will continue to be a strong player in an increasingly competitive map applications and local services market.”

The transaction is subject to customary closing conditions and the approval by an affirmative vote of the shares of the Company representing at least two-thirds of the shares of the Company present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders convened to consider the authorization and approval of the merger agreement and the transaction.  Alibaba beneficially owns 78,428,700 shares in AutoNavi (representing 28.2% of the total outstanding shares of the Company as of March 31, 2014) in the form of ordinary shares and series A convertible preferred shares, and has entered into a voting agreement with certain AutoNavi shareholders under which  they will vote up to approximately an additional 26.2% of the total outstanding shares of the Company as of March 31, 2014) in favor of the transaction.  If completed, the transaction will result in the Company becoming a wholly-owned subsidiary of Alibaba, and its ADSs will no longer be listed on Nasdaq.

The Company will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The proxy statement will include a description of the merger agreement and contain other important information about the transaction, the Company and the other participants in the transaction.

Lazard is serving as financial advisor to the Independent Committee. Kirkland & Ellis is serving as U.S. legal advisor to the Independent Committee, and Travers Thorp Alberga and Jun He are serving as Cayman Islands and PRC legal advisor to the Independent Committee, respectively. Fried, Frank, Harris, Shriver & Jacobson LLP is serving as U.S. legal advisor to Lazard. Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal advisor to AutoNavi.

Confidential

Deutsche Bank AG is serving as Alibaba’s financial advisor in respect of the transaction, Simpson Thacher & Bartlett is serving as U.S. legal advisor to Alibaba, and Fangda Partners and Maples and Calder are serving as PRC and Cayman Islands legal advisor to Alibaba, respectively.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (Nasdaq: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.6 million kilometers of roadway and over 20 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the China market, including mobile location-based solutions and Internet location-based solutions, automotive navigation solutions, and public sector and enterprise applications. For more information on AutoNavi, please visit http://www.autonavi.com.

About Alibaba Group Holding Limited

Alibaba Group’s mission is to make it easy to do business anywhere. Founded in 1999, the company is committed to developing a technology-driven commerce ecosystem for the benefit of consumers, merchants and service providers. Alibaba Group’s major businesses include Taobao Marketplace (www.taobao.com), China’s most visited online shopping destination according to Alexa.com; Tmall.com (www.tmall.com), China’s leading online mall for quality, brand-name goods; Alibaba.com (www.alibaba.com), the leading global wholesale platform for small businesses; AliExpress (www.aliexpress.com), a popular international e-marketplace for consumers; and Alibaba Cloud Computing (www.aliyun.com), a developer of platforms for cloud computing and data management. Alipay (www.alipay.com), China’s leading online and mobile payment solution, is an affiliate of Alibaba Group.

Additional Information about the Transaction

In connection with the proposed transaction, the Company will prepare and mail a proxy statement that will include a copy of the merger agreement to its shareholders. In addition, certain participants in the proposed transaction will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the Company’s proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed transaction and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

AutoNavi Holdings Limited
16/F, Section A, Focus Square
No 6. Futong East Avenue, Wangjing
Chaoyang District, Beijing 100102
The People’s Republic of China
Tel: +86 10 8410-7000

Confidential

The Company and certain of its directors, executive officers and other members of management and employees and certain other parties may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed transaction. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed transaction when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities, and it is not a substitute for any proxy statement or other materials that may be filed or furnished with the SEC should the proposed transaction proceed.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that debt financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

AutoNavi:	Alibaba:

Investor Relations	Ashley Zandy
AutoNavi Holdings Limited	Alibaba Group Holding Limited
Tel: +86-10-8410-7883	Tel: +1-917-655-7276
E-mail: ir@autonavi.com	E-mail: ashleyzandy@alibaba-inc.com

Derek Mitchell	Florence Shih
Ogilvy Financial, Beijing	Alibaba Group Holding Limited
Tel: +86-10-8520-3073	Tel: +852-2215-5114
E-mail: amap@ogilvy.com	E-mail: florenceshih@hk.alibaba-inc.com

Justin Knapp	Paul Kranhold
Ogilvy Financial, New York	Sard Verbinnen & Co
Tel: +1-616-551-9714	Tel: +1-415-618-8750
E-mail: amap@ogilvy.com	E-mail: pkranhold@sardverb.com

Reze Wong
Sard Verbinnen & Co
Tel: +1-415-618-8750
E-mail: rwong@sardverb.com

Confidential